Mate Fertility, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mate Fertility, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
.March 29, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	452,783
Accounts Receivable	276,074
Prepaid Insurance	14,577
Deposits	60,492
Total Current Assets	803,927
Non-current Assets	
Property, Plant, & Equipment	41,956
TOTAL ASSETS	845,883
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	194,538
Accrued Expenses	103,801
Short Term Debt	22,288
Accrued Compensation	84,073
Total Current Liabilities	404,700
TOTAL LIABILITIES	404,700
EQUITY	
Common Stock	390
Series Seed-1 preferred stock	304
Series Seed-2 preferred stock	115
Series Seed-3 preferred stock	25
Series A preferred stock	287
Additional paid-in capital	7,148,968
Stock Subscription Receivable	(524,999)
Accumulated deficit	(6,183,907)
Total Equity	441,183
TOTAL LIABILITIES AND EQUITY	845,883

Statement of Operations

	Year Ended December 31, 2022
Revenue	971,624
Cost of Revenue	111,860
Gross Profit	859,764
Operating Expenses	
Advertising and Marketing	171,270
General and Administrative	387,698
Payroll	2,152,455
Professional Fees and Services	1,074,697
Related Party Legal Fees	29,402
Rent and Lease	55,814
Total Operating Expenses	3,871,336
Operating Income (loss)	(3,011,573)
Other Expense	
Interest Expense	1,963
Total Other Expense	1,963
Net Income (Loss)	(3,013,536)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(3,013,536)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Accrued Expenses	(5,824)
Accrued Compensation	17,744
Deposits	28,086
Accounts Receivable	(159,294)
Stock-based Compensation	274,154
Other	29,103
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	183,968
Net Cash provided by (used in) Operating Activities	(2,829,567)
FINANCING ACTIVITIES	
Issuance of Preferred Stock	1,292,858
Debt Issuances	22,288
Net Cash provided by (used in) Financing Activities	1,315,146
Cash at the beginning of period	1,966,918
Net Cash increase (decrease) for period	(1,514,422)
Cash at end of period	452,496

Statement of Changes in Shareholder Equity

	Common Stock		Series Seed-1 Convertible Preferred Stock		Series Seed-2 Convertible Preferred Stock		Series Seed-3 Convertible Preferred Stock		Series A Convertible Preferred Stock		APIC Common Stock	APIC Series Seed	APIC Series A	Stock Subscription Receivable	Simple Agreements for Future Equity	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount							
Beginning Balance at 1/1/2022	3,902,088	390	3,042,745	304	1,148,481	115	237,732	25	-	-	-	2,588,422	-	-	2,478,048	(3,174,267)	1,893,037
Issuance of Common Stock	1,774,043	-	-	-	-	-	-	-	-	-	264,641	-	-	-	-	-	264,641
Issuance of Series A Preferred Shares	-	-	-	-	-	-	-	-	938,361	287	-	-	1,817,857	(524,999)	-	-	1,293,145
Conversion of SAFEs to Series A Preferred Shares	-	-	-	-	-	-	-	-	1,929,336	-	-	-	2,478,048	-	(2,478,048)	-	-
Prior Period Adjustment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,896	3,896
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,013,536)	(3,013,536)
Ending Balance 12/31/2022	5,676,131	390	3,042,745	304	1,148,481	115	237,732	25	2,867,697	287	264,641	2,588,422	4,295,905	(524,999)	-	(6,183,907)	441,183

Mate Fertility, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Mate Fertility, Inc. ("the Company") was formed in Delaware on December 17, 2019. The Company finds and upskills OBGYN clinics to enable them to practice fertility procedures and infertility treatments. The Company is committed to helping create families throughout the country at prices far below the market average for procedures such as IVF, egg/embryo transfers, and similar procedures. The Company plans to earn revenue through providing fertility and infertility treatment services, composed of IVF and FET procedures. The Company's headquarters is in Beverly Hills, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Mate Providers, PLLC a Texas entity formed on February 7, 2022. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include revenue recognition, allowances for accounts receivable, panelist liability, capitalized software development costs, assumptions underlying equity-based compensation and other equity instruments, and the estimated useful lives of intangible assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of Revenue

One customer accounted for 36% of gross revenue during 2022. This will decrease materially, as a function of total revenue, in the near-term, as Mate is actively launching more clinics (customers) through 2023 and beyond.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through offering of fertility and infertility treatment services, composed of IVF and FET procedures. The company's performance obligations related to these procedures is satisfied at a point in time when the procedure is completed with a patient. For IVF and FET procedures, this is triggered when an egg is retrieved from a patient for an IVF cycle, and when an embryo is transferred for an FET. On a monthly schedule, Mate will note all eggs retrieved and embryos transferred by date of the procedure, and recognize revenue on these treatment cycles by invoicing an agreed-upon percentage of total revenue generated by the partner provider.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

During the year ending December 31, 2022 the Company had accounts receivable of $250,000 more than 90 days past due. The Company confirmed that the payment is expected to be received in early March of 2023 and that collectability is not in doubt.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company's stock option plan provides for the grant of options to purchase shares of common stock to officers, directors, other key employees, and consultants. Stock option vesting terms are as approved by the Company's Board of Directors and generally vest over a four-year period from the date of grant and expire ten years from the date of grant.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, December 31, 2021	1,035,247			
Granted	810,020			
Exercised	(20,918)			
Expired/cancelled	(461,366)			
Total options outstanding, December 31, 2022	1,362,983	$ 0.121	$ -	9
Options exercisable, December 31, 2022	787,536	$ 0.125	$ -	9

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's subsidiary's primary tax jurisdiction is Texas.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ending December 31st, 2022, the Company received in kind legal services of $29,402 from the Founder's family member to be used towards legal fees. The balance is not expected to be repaid and bears no interest.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases - Mate Fertility leased an office space consisting of ~1,837 rentable sq.ft. with ~1,470 usable sq.ft. beginning in August 2020 and cancelled around August 2022. Base rent began at $5,500/month and escalated to $6,888 for the last month of occupancy. Below is a yearly breakdown of lease payments.

Year Ending December 31,	Payment
2020	16,803
2021	72,237
2022	55,814
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Loans - The company's only outstanding debt obligation is a term loan with QuickBooks. It is a $35,000 loan at 16% APR with a scheduled payoff date in 2023. At 2022 year-end, the outstanding balance was $22,228.

Debt Summary

				For the Year Ended December 2022			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loan Agreement	35,000	16%	9/1/2023	22,288	-	22,288	-
Total				**22,288**	**-**	**22,288**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	22,228
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

Common stock – The Company has authorized 20,758,000 of common shares with a par value of $0.0001 per share. As of December 31, 2022, there were 5,676,131 shares of Common Stock issued and outstanding. Per the Amended and Restated 2020 Equity Incentive Plan, there are 2,099,393 shares of Common Stock reserved for issuance pursuant to the terms of the plan.

Series Seed preferred stock – The Company is authorized to issue up to 10,132,447 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"). Of this total number of shares, 3,042,745 shares are designated to Series Seed-1 Preferred Stock, 1,148,481 to Series Seed-2 Preferred Stock, and 237,732 to Series Seed-3 Preferred Stock. The Preferred Stock may be eligible for a dividend at a rate of 8% of the original issue price, per the terms and conditions of the Articles, if the Company were to declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than accruing dividends). No dividends have been accrued as of December 31, 2022.

The "Original Issue Price" shall mean $0.6573 per share with respect to the Series Seed-1 Preferred Stock, $0.4876 per share with respect to Series Seed-2 Preferred Stock, and $0.5258 per share with respect to the Series Seed-3 Preferred Stock, and in each case, subject to appropriate adjustments in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the applicable Preferred Stock.

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder, at any time and without the payment of additional consideration, into a number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" with respect to the applicable shares of Series Seed Preferred Stock, shall initially be equal to the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to the adjustment per the terms and conditions of the Articles. There have been no changes to the conversion price as of December 31, 2022.

In the event of any Deemed Liquidation Event, the Company will send a written notice to each holder of Preferred Stock no later than the 90th day after the consummation of the Deemed Liquidation Event advising holders of their rights and the requirements to be met to secure those rights, to require the redemption of shares of Preferred Stock, and if the Requisite Holders request in a written instrument delivered to the Company no later than 120 days after the event, together with any other assets of the Company available for distribution to its stockholders ("the Available Proceeds"), on the 150th day after the event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount as defined in the Articles of Incorporation. In the event that there are no Available Proceeds that are not sufficient to redeem all outstanding shares, the Company shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of the Available Proceeds. Prior to the distribution or redemption, the Company shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with the event or in the ordinary course of the business. There has been no Deemed Liquidation Event as of December 31, 2022.

Series A preferred stock – 5,703,489 shares are designated as Series A Preferred stock. The Preferred Stock may be eligible for a dividend at a rate of 8% of the original issue price, per the terms and conditions of the Articles, if the Company were to declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than accruing dividends). No dividends have been accrued as of December 31, 2022.

The "Original Issue Price" shall mean $1.3248 per share subject to appropriate adjustments in the event of any stock dividend, stock split, combination, or other similar recapitalization.

Simple agreements for future equity (SAFE) – On November 1, 2021, the Company signed the Waiver of Right of First Offer in which the Company's Board of Directors previously approved the sale and issuance of Simple Agreements for Future Equity (the "SAFEs") to certain investors for an aggregate amount of up to $1,000,000 ("SAFE Financing") and also has approved an increase to the total amount of working capital that may be raised in the SAFE Financing from $1,000,000 to $2,550,000 (the "SAFE Increase"). The SAFEs issued pursuant to the SAFE Increase are convertible into shares of Common Stock of the Company in accordance with their terms as defined in each agreement and such issuance of the SAFEs triggers the Right of First Offer.

The SAFEs agreement issues to investors the right to certain shares of the Company's Common Stock at a Valuation Cap amount. The Valuation Cap amount of $20M and the SAFEs will convert at the greater of the lowest price per share of the Standard Preferred Stock in the equity financing or the purchase amount divided by the Safe Price (price per share equal to the Valuation Cap divided by the Company Capitalization. The Company issued $2,478,078, net of issuance costs of $67,944, for the year ended December 31, 2022. These SAFES were converted into Series A preferred stock in 2022 as a result of its Series A raise.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 29, 2023, the date these financial statements were available to be issued.

Subsequent to 2022, the Company sold 2,314,653 shares of Series A Preferred Stock for a total of $3,119,226.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.